Exhibit 99.3

e.GO Business Combination with Athena Consumer Acquisition Corp.

Investor Conference Call Transcript

July 28, 2022

Operator

Good morning, and welcome to the investor conference call relating to the proposed business combination between Next.e.GO Mobile SE, or e.GO, and Athena Consumer Acquisition Corp., or Athena.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, statements relating to e.GO’s and Athena’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future e.GO product development and performance. This includes, but is not limited to, the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Any statements made on this call that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today and to review Athena’s filings with the SEC (which include a copy of the investor presentation) for a discussion of these risks that can affect the business combination, e.GO’s business, and the business of the combined company after completion of the proposed business combination.

Athena and e.GO are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The information discussed on this call is qualified in its entirety by the Current Report on Form 8-K that was filed by Athena on July 28, 2022 and may be accessed on the SEC’s website. We encourage you to read the Form 8-K, including the press release issued today and the accompanying presentation, Athena’s other public filings with the SEC, as well as the Registration Statement on Form F-4 and other documents to be filed with the SEC in connection with the proposed business combination, which will be available on the SEC’s website, and, in particular, to the sections captioned “Risk Factors” therein, for a discussion of the risks that can affect the transaction, Athena’s and e.GO’s businesses, and the outlook of the combined company.

This call is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

I will now turn the call over to Mr. Ali Vezvaei, Chairman of e.GO. Please go ahead.

Ali Vezvaei – Chairman, e.GO

Thanks to everyone listening this morning.

Our mission at e.GO from day one has been to design and manufacture vehicles for the urban environment, with a focus on convenience, practicality and smart services. Importantly, e.GO has pursued this mission with an eye toward sustainable practices, driven by manufacturing innovation that enables us to develop and produce urban vehicles, in our estimation, in shorter time and with much less capital investment as compared to traditional methods. Our unique and disruptive production facilities – which we call our “MicroFactories” - are, in our view, the future of flexible production. We are already producing cars from our MicroFactory in Germany. To-date, e.GO has delivered to customers and put over 1,000 vehicles on the road, and today, we are truly excited to advance our growth strategy through our partnership with Athena Consumer Acquisition Corp. To talk a bit about the transaction, I’d like to hand the call over to Isabelle Freidheim, Chairman of Athena Consumer Acquisition Corp.

Isabelle Freidheim, Chairman, Athena Consumer Acquisition Corp.

Thank you, Ali. And good morning to everyone.

We at Athena Consumer are incredibly excited to be partnering with e.GO on this transaction. Athena has an extraordinarily deep bench of talent, including business founders, operators, venture capitalists, private equity partners, investors, former CEOs and former board members of many of the leading corporations in the world - who all happen to be women. We spent considerable time looking for the right company that fit our search criteria, and e.GO is the one. We believe leadership positions in the electric vehicle sector will be determined in the next decade and e.Go is extraordinarily well positioned to take that one.

While there are many positive attributes of e.GO and the proposed business combination with Athena, I’d like to emphasize a few:

First, the Athena platform of SPACs is focused on bringing tomorrow’s industry leaders to the public markets; we believe e.Go has the elements to deliver on that promise with their innovative approach to delivering sustainable, urban electric vehicles.

Second, in our experience, many technology enabled sectors that are capable of disrupting the status quo are led by companies that adopt the requisite lessons learned in forging a new company. And we believe e.Go will prove to be the one in this electric vehicle space.

Third, we believe that e.Go, through its MicroFactory approach, which is already manufacturing today, offers customers and investors alike a standard-setting value proposition.

And finally, e.GO represents what we consider to be a better “risk adjusted” opportunity to invest in the growing global need for next-generation transportation. With over 1,000 vehicles on the road today and over 7 million kilometers driven, we believe e.GO has proven itself as a leader in electric urban mobility.

The transaction values e.GO at $913 million, with an implied pre-money market capitalization of $800 million, which includes a 30 million share performance-based earnout for e.GO shareholders. At the close of the business combination, the combined company is expected to receive up to $235 million from Athena Consumer’s trust account, before taking into account potential impacts of redemptions.

All of e.GO’s current shareholders are rolling 100% of their equity into the combined company, evidencing the clear alignment with all stakeholders.

We believe e.GO is truly a disruptive company, one that can contribute meaningfully to solving the challenges of electric mobility in the urban environment.

With that, I’ll turn things back to Ali.

Ali Vezvaei – Chairman, e.GO

Thanks, Isabelle.

At e.GO, we all united around the notion that sustainable electric mobility was the answer to some of the biggest challenges facing the planet today. However, it was not that simple. Producing electric vehicles needed to be done thoughtfully, purposefully and practically. To us, the root cause of some of these environmental challenges goes back to the unrestricted use of resources, the intrinsic limitation of existing infrastructure and the resources requirements associated with large-scale production facilities. Additionally, we believe that environmental sustainability is not economically sustainable and viable without some form of economic value add to the local communities and countries.

With this in mind, we have built a platform, a product and a production system that we believe is unique. Today we build what we consider to be one of the most sustainable urban battery electric cars – and we do this by building the production facilities in about 50 percent of the time and for less than 30 percent of traditional capex as compared to traditional industry. How are we doing this?

First, German engineering and technology, which is known for reliability and quality.

Second, we build cars in a different way using durable materials such as aluminum and polymers, while leveraging our innovative spaceframe and smart skateboard platforms.

Third, our cars are purpose-built to meet the specific needs of urban customers with regards to convenience, flexible charging, integrated technology and serviceability.

And fourth, and perhaps the most important one, our production technology and MicroFactory eliminate the need for some of the capital and energy intensive steps in the traditional OEM process, which in turn reduces capital outlay, facility footprint, as well as energy demand – things that today are a lot more front and center as we look towards a more sustainable future.

It is important to note that I am speaking to you today about a company that exists today and serves customers today. e.GO Life has already achieved unlimited European Union homologation, which includes passing all safety and crash tests. e.GO has begun production from our MicroFactory in Germany, and plans to ramp up production volumes there. Our second MicroFactory in Southeast Europe is expected to begin construction before the end of this year and start production by the end of 2023.

Importantly, we are doing all of this in a quote/unquote future proof way – with our approach to battery technology as a good example. The proprietary design of our battery solution enables the battery to be integrated into the car in a way that allows for it to be easily removed, replaced, swapped, serviced and also upgraded. This also allows for the batteries to have potential second life applications such as energy storage or other applications, as well as allowing e.GO to easily adapt to battery technology obsolescence or to accommodate cost reduction strategies as it relates to cell technology, and can reduce the lifecycle impact of our vehicles when it comes to end of life and recycling. It also enables our valued customers to avoid the need to predominantly depend on the availability of costly charging infrastructure, or any infrastructure for that matter, by providing a range of flexible charging options, starting with just a regular wall outlet, that can improve convenience for our target urban customers.

We are proud to have executed on our strategy. Nearly 7 million kilometers have been driven by our customers. Nearly 9 terrabytes of data have been collected to enhance the customer experience and assist us in future product improvements. And e.GO has strong partnerships with bluechip companies across several industries, with potential for fleet as well as individual customer applications - which we consider a testament to our ability to execute on our plan.

We believe we have come a long way in a short period of time. And that sets us apart from the wide range of new and emerging players.

Now I’d like to hand things over to my colleague, Stefan Rudolf, the CTO of the company, to speak more about our differentiated technology.

Stefan, please.

Stefan Rudolf, Chief Technology Officer, e.GO

Thanks, Ali. And thanks again to everybody for listening to the call.

In the next few minutes, I would like to explain what´s unique about e.GO and how our approach to building a vehicle has created disruptive innovations.

We have to start, of course, with the vehicle itself, with its purposeful design and the focus on urban mobility. I would first like to discuss the three most important elements, which enable us to design and manufacture our products in shorter time and with much less capital investments as compared to traditional OEM practice.

First is our smart integration concept. In contrast to some other established automotive sector processes today, e.GO does not develop components inflexibly according to overloaded SpecBooks. Instead, we seek to integrate existing and established components into one concept. We aren’t constantly reinventing the wheel. Thanks to this approach, we believe we can reduce development times by about half as compared to traditional OEMs, have access to quality components and suppliers, diversify our supply chain risk, and leverage economies of scale by applying off-the-shelf components.

Second is our smart body and tooling approach. This means that e.GO does not rely on self-carrying body structures, but instead, utilizes an aluminum spaceframe covered with a thermoformed polymeric outer skin. Due to our spaceframe design, we completely avoid the need for a press shop as well as for tools and dies. In doing so, we also make the paint shop obsolete, as we use fully-colored and coated thermoplastic parts for our exterior. The result is a reduction of tool and die capex by almost 70% in our estimation, as compared to traditional OEMs, as well as the elimination of two of the main parts of the manufacturing process that are typically energy, capital and pollution intensive. To emphasize this point, we don’t subcontract these process components, they simply do not exist for us. This allows increased flexibility in the design and production of new models.

Last, but not least, is our e.GO Smart Skateboard design. With the Smart Skateboard, we have translated the advantages of electric vehicles into a modular, scalable base platform, which allows for rapid iteration. This means we can derive a variety of products faster and more cost-effectively from the same platform. We can reduce vehicle development time and costs by around 30%, and produce the range of vehicle models that are based on our Smart Platform in each of our MicroFactories, giving us more flexibility to balance demand and profitably provide supply.

Our patent portfolio reflects these three dimensions. In addition to generating IP related to the vehicle, we protect our intellectual property just as consistently with respect to our MicroFactories as well as digital and IT architecture.

Now I’ll talk a little bit more about the vehicle and its key features.

As noted before, we envelop our corrosion-free aluminum spaceframe with a polymeric skin. For our spaceframe design, we use similar material as in the aviation industry making it both strong and long lasting. The robust and corrosion-free polymeric exterior does not require painting, as the material is already impregnated with paint and comes out with color through and through. The exterior is also highly resistant to scratches and dents - and can be repaired or replaced at relatively low cost and time.

Turning to the battery – I’d like to start with a quote from Henry Ford: “If I had asked people what they wanted, they would have said faster horses.” And that complete rethinking of the status quo is exactly what’s happening in the automotive industry right now: everything has to be larger, faster. We, on the other hand, have consistently designed our vehicles for an urban environment, where we see the highest opportunity to lessen CO2, NOX and fine dust emissions. We have designed our battery to be smart and reasonably sized, reducing both material costs and environmental impact. And on top of that, we offer a range of smart and flexible features like battery swap.

We have also given deep thought to the interior design of the wave.x model. The key feature of our interior is our e.GO dashboard system with a 23 inch display and an intuitive digital user interface.

How we build our vehicles is incredibly important to the e.GO value proposition, and, as Ali pointed out, we are already in production.

Let’s turn for a moment to our differentiated MicroFactory approach. As noted, we have one operational MicroFactory in service today, in Aachen, Germany. Let me quickly highlight some key attributes of our MicroFactory model, which is in use today:

First, our MicroFactory is designed to produce 10,000 vehicles per shift per year, creating a total capacity of 30,000 vehicles over three shifts per year.

Second, the MicroFactory’s agile production concept provides flexibility, such as the efficient introduction of new models, continuous line balancing, and fast implementation of change requests. This is enabled by our 5G-capable Industry 5.0 digital architecture - our “the Internet of Production”.

Third, our MicroFactory uses autonomous transportation vehicles to move vehicle components around the factory floor, providing flexibility and freeing up human labor for other tasks.

Fourth, each of our MicroFactory is intended to be closely modeled on a standard MicroFactory design, enabling scalability, and representing the backbone of our global roll-out strategy.

And finally, our MicroFactories have been and will be developed with sustainability in mind and the use of renewable power to address energy needs of the Microfactory is a standard feature.

And with that, I would like to hand the call to my colleague Win Neidlinger, to discuss our financials and projections.

Win Neidlinger, Executive VP, Corporate Finance, e.GO

Thank you, Stefan.

The decentralized global growth strategy stemming from our standardized MicroFactory design, is really key to understanding our projections, and the overall growth of e.GO that we are forecasting.

The 2022 production number is comprised of the sold-out e.GO Life model, of which the last batches are currently being produced, and additional volumes of the recently launched e.wave X model, that are planned to go into production in Q4 of this year.

About half of projected 2023 production volume is already covered by non-binding reservations.

Going forward, we believe that the key to scaling and growing e.GO is the introduction of additional MicroFactories across continents, each with an estimated 18-24 month roll-out time. The nameplate capacity of each MicroFactory is expected to reach 30,000 units per year in a 3-shift configuration, just like the blue-print factory in Germany.

These additional MicroFactories are expected to require an estimated core factory capex of roughly €55 million each, thus enabling a relatively de-risked scaling of production, especially compared to other EV business models with significantly greater upfront-investments and capital commitments.

Additional MicroFactories are expected to be either fully owned or majority owned by e.GO. This allows e.GO to optimize its investment in these sites and permits an overall capital efficient and de-risked global growth strategy.

In some parts of the world, this expansion is supported also by government incentives, as the MicroFactories facilitate local economic value-add and lead to increases in regional employment opportunity. The prime example for this is our planned development in Southeast Europe, where we expect to receive a considerable grant package for our project – underpinning the economic attractiveness of such a project and our strategic approach.

Now, I will turn the call over to my colleague Eelco van der Leij to discuss our use of proceeds.

Eelco van der Leij, Chief Financial Officer, e.GO

Thank you Win.

e.GO with its existing MicroFactory in Aachen, Germany, is already producing and selling cars with real customers, suppliers and personnel. With the aforementioned growth ambition, we are excited about this opportunity to partner with Athena.

We plan to use the transaction proceeds as follows:

To support growth capital requirements, especially for ramping up the Aachen MicroFactory with increased material supply.

Supporting increasing sales and implementing our go-to-market strategy, especially market entry outside of Germany in 2023. We are currently exploring opportunities to enter the EV markets in The Netherlands, France and Italy.

Furthering product development through continued innovation and customary product improvement over the lifecycle of the existing e.wave platform, as well as developing the next product platform to be rolled-out in mid-2024, the e.rise.

We intend to use a portion of proceeds received to improve our information technology capabilities to support the combined company’s general growth, enhance the digital customer journey, as well as the e.GO driver app.

And last but not least, proceeds will be allocated to support the growth induced expansion in the after sales services, in addition to general corporate purposes.

Now I’d like to hand it back to Ali for closing remarks.

Ali Vezvaei – Chairman, e.GO

Thank you Eelco.

As you’ve just heard, e.GO’s business has been designed from the ground up to provide innovative urban electric vehicles with a focus on convenience, practicality and smart services. e.GO’s vehicles, on the road today are produced faster, and at lower cost of production compared than traditional industry standard through innovative production methods and the use of our proprietary MicroFactory facility.

We believe that the transaction with Athena Consumer will assist e.GO in accelerating its growth and reach, improving the customer experience, and continuing to innovate and bring thoughtful, practical electric mobility to more cities worldwide.

Thank you for your time and attention.